Ascendant Solutions, Inc.
16250 Dallas Parkway, Suite 205
Dallas, TX 75248

December 2, 2005

Mr. Jorge Bonilla
Mr. Wilson K. Lee
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:	Ascendant Solutions, Inc. Form 10-K for the year ended 12/31/2004 (“Original Form 10-K”) Filed 3/29/2005
Form 10-Q for the period ended 3/31/2005 (“Form 10-Q”)
Filed 5/12/2005
File Nos. 0-27945

Dear Messrs. Bonilla and Lee:

This letter sets forth responses of Ascendant Solutions, Inc. (the “Company”) to the comment letter dated November 16, 2005, from the staff of the Securities and Exchange Commission (the “Commission), in response to the Company’s comment response letter dated November 7, 2005. Please note that the following responses are keyed to coincide with your November 16, 2005 comment letter.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2004

Financial Statements and Notes

Note 1 - Organization and Significant Accounting Policies

Significant Accounting Policies

Basis of Presentation, page 46

1.  Response: The Company owned 100% of the limited partnership interests of Fairways Frisco at December 31, 2004. The Company made its investment of $154,000 in Fairways Frisco on December 31, 2004 at approximately 5:00 pm because it was the only limited partner in town at the time of the closing. In accordance with the provisions of SOP 78-9, paragraph 10, the Company consolidated Fairways Frisco at December 31, 2004 as it owned greater than 50% of the limited partnership interests. The Fairways Frisco limited partnership agreement provides that major decisions must be approved by a majority of the limited partners. These major decisions, as further defined in the partnership agreement, include the important rights set forth in paragraph 9 of SOP 78-9, with the exception of the right to replace the general partner (other than for cause). Therefore, as the only limited partner at the close of business on December 31, 2004, the Company was deemed to have the controlling interest in the limited partnership.

In January of 2005, other limited partners contributed capital to Fairways Frisco and the Company ceased to be the controlling limited partner since it no longer had the sole decision authority for the major decisions in the limited partnership agreement.

Jorge Bonilla
Wilson K. Lee
December 2, 2005

Additionally, the Company consolidates CRESA Partners of Orange Co., L.P. as it owns 99% of the limited partnership interests and because it has approval rights over certain “major decisions”, as further defined in the partnership agreement, including, but not limited to the important rights set forth in paragraph 9 of SOP 78-9, with the exception of the right to replace the general partner (other than for cause).

FORM 10-Q FOR THE QUARTER ENDED MARCH 31, 2005

Note 2 - Description of Business

Significant Accounting Policies

Investments in Limited Partnerships, page 6

3. Response: The Company continues to believe that it is appropriate to use the cost method of accounting for the following reasons:

a.
The Company currently owns approximately 12.6% of the limited partnership interests of Fairways Frisco, and this percentage is continuing to decline as additional capital is contributed to the partnership by parties other than the Company in order to fund development.

b.
Multiple buildings are planned to be started by Fairways Frisco in the next 6 months, resulting in additional capital calls by Fairways Frisco of over $20 million. This would bring the total partnership capital of Fairways Frisco to over $30 million. The Company intends to fund none of these capital calls. As a result, the Company’s interest in Fairways Frisco is expected to be less than 4%.

c.	Discussions with institutional investors are ongoing for a capital infusion in excess of $20 mm for 2006 and beyond.
d.	Once the Company’s interest is below 5%, it will be required under the provisions of SFAS 154 to restate its financial statements back to the cost method. (i.e. return them to how they are now stated)
e.
The equity method of accounting will not result in a more accurate reflection of the company’s economic interest in Fairways Frisco, as the Company is not required to fund any operating losses or debts of Fairways Frisco. There is no impairment of the Company’s recorded investment in Fairways Frisco, and the Company does not believe that recording this investment under the cost method is a misstatement of its financial statements.

f.
The Company is not obligated to fund any capital requirements, including any accumulated operating losses, for Fairways Frisco. The Company does not have any current plans to make additional capital contributions to Fairways Frisco.

g.
A complicated history of 10-K, 10-Q and 8-K disclosures (including amendments to implement the equity method) will become more confusing to readers if the Company is required to switch from the cost method to the equity method and then back to the cost method within a short period of time. The Company does not believe that multiple restatements of its financial statements which ultimately results in the use of the cost method (as is currently used) would be in the best interest of readers of the Company’s financial statements.

h.	No limited partner distributions are expected for the foreseeable future
i.	Restating multiple quarters of financial statements places a significant administrative and expense burden on small public company resources.
j.
EITF Topic D-46 states that “the SEC staff understands that practice generally has viewed investments of greater than 3 to 5 percent to be more than minor.” The Company does not view this guidance as an absolute rule requiring the use of the equity method in light of the factors sighted above and the fact that it has no influence over the operating and financial policies of Fairways Frisco.

Jorge Bonilla
Wilson K. Lee
December 2, 2005

The Company expects the impact of changing the method of accounting for its investment in Fairways Frisco from the cost method to the equity method would be to record equity in the losses of Fairways Frisco in the range of $400,000to $500,000 for the nine months ended September 30, 2005. The Company would record its interest in the net losses of Fairways Frisco for each of the first three quarters of 2005. This would reduce the carrying amount of the Company’s investment in Fairways Frisco. This adjustment would have no impact on net working capital, nor would it have any impact on the Company’s overall obligations with respect to Fairways Frisco’s development activities. The Company’s exposure under the limited partnership agreement is limited to the recorded amount of its investment and it is not liable for any debts or losses incurred by Fairways Frisco.

The Company is not opposed to disclosure going forward in its Annual Report on Form 10-K and its interim reports on Form 10-Q of the operating results, financial position and appraised real estate values of Fairways Frisco. This disclosure would also inform readers that the Company has no obligation to fund any actual or expected operating losses during the early development period or any debts of Fairways Frisco. The Company believes this disclosure is preferable to multiple offsetting restatements of its financial statements that end up having no net impact on its retained earnings or the recorded value of its investment in Fairways Frisco

Additionally, the Company hereby makes the following representations and acknowledgements:

A. The Company represents that it is responsible for the adequacy and accuracy of the disclosure in its Form 10-K Filings and Form 10-Q Filings;

B. The Company acknowledges that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Form 10-K Filings and Form 10-Q Filings; and

C. The Company acknowledges that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me with any additional information requests or further comments with respect to the 10-K Filings and Form 10-Q that you might have.

                    Sincerely yours,

                    Ascendant Solutions, Inc.

By:	/s/ Gary W. Boyd
Gary W. Boyd
Vice President-Finance and Chief Financial Officer